SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   -----------
                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 7)1

                             CABLETRON SYSTEMS, INC.

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                   126920 10 7
                                 (CUSIP Number)


                                February 14, 1998

             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this schedule is filed:

      Rule 13d-1(b)
      Rule 13d-1(c)
    x Rule 13d-1(d)

         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126920 10 7             13G

    1.      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Craig R. Benson

    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
            Not Applicable

            Not Applicable                                       (b)

    3.      SEC USE ONLY

    4.      CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

                                5.     SOLE VOTING POWER
     NUMBER OF SHARES                  19,438,408
       BENEFICIALLY
         OWNED BY               6.     SHARED VOTING POWER
           EACH                        0
         REPORTING
          PERSON                7.     SOLE DISPOSITIVE POWER
           WITH                        19,438,408

                                8.     SHARED DISPOSITIVE POWER
                                       0

    9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            19,438,408

   10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES*
            Not Applicable

   11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            12.3%

   12.      TYPE OF REPORTING PERSON*
            IN

Item 1(a).        Name of Issuer:
                  Cabletron Systems, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:
                  35 Industrial Way
                  Rochester, New Hampshire  03867

Item 2(a).        Name of Person Filing:
                  Craig R. Benson

Item 2(b).        Address of Principal Business Office of Person Filing:
                  Cabletron Systems, Inc.
                  35 Industrial Way
                  Rochester, New Hampshire  03867

Item 2(c).        Citizenship:
                  United States

Item 2(d).        Title of Class of Securities:
                  Common Stock, $.01 par value

Item 2(e).        CUSIP Number:
                  126920 10 7
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  Not Applicable.

Item 4.           Ownership:
                  (a)      Amount beneficially owned:
                           19,438,408

                  (b)      Percent of Class:
                           12.3%

                  (c) Number of shares as to which such person has: (i) Sole power to vote or to direct the vote:
                                    19,438,408

                           (ii)     Shared power to vote or to direct the vote:
                                    0

                           (iii) Sole power to dispose or to direct the disposition of:
                                    19,438,408

                           (iv) Shared power to dispose or to direct the disposition of:
                                    0

Item 5.           Ownership of Five Percent or Less of a Class:
                  Not Applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:
                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group:
                  Not Applicable.

Item 9.           Notice of Dissolution of Group:
                  Not Applicable.

Item 10.          Certification:

                           By signing  below,  I certify  that to the best of my
                  knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                    SIGNATURE

                           After  reasonable  inquiry  and  to  the  best  of my
                  knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                May 8, 1998
                    ---------------------------------------------
                                  (Date)

                           /s/  CRAIG R. BENSON
                    ---------------------------------------------
                                 (Signature)


                                Craig R. Benson
                   -------------------------------------------------
                   President, Chief Executive Officer, and Treasurer